Exhibit 107.1

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Fifth Third Bancorp

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	4.055% Fixed Rate/Floating Rate Senior Notes Due 2028	457(r) and 457(o)	$400,000,000	100.000%	$400,000,000	.0000927	$37,080.00
Fees to be Paid	Debt	4.337% Fixed Rate/Floating Rate Senior Notes Due 2033	457(r) and 457(o)	$600,000,000	100.000%	$600,000,000	.0000927	$55,620.00
Fees Previously Paid	—	—	—	—	—	—	—	—
	Total Offering Amounts							$1,000,000,000
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$92,700.00